UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

20 North Audley Street

London, W1K 6LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

On January 22, 2024, Virax Biolabs Group Limited, a Cayman Islands exempted company (the “Company”), entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, its ordinary shares, par value $0.001 per share (the “Ordinary Shares”), having an aggregate offering amount of up to $1,455,029. On January 22, 2024, pursuant to the Sales Agreement, the Company filed a prospectus supplement, including an accompanying base prospectus, dated December 15, 2023, forming a part of its effective registration statement on Form F-3 (File No. 333-275893), initially filed with the Securities and Exchange Commission on December 5, 2023.

The Company is not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell the Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company will pay the Sales Agent, in connection with the sale of the Ordinary Shares through the Sales Agent in accordance with the tiered fee schedule as set forth in the Sales Agreement and has agreed to provide the Sales Agent with customary indemnification. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Sales Agreement, which is attached as Exhibit 10.1 hereto.

A copy of the opinion of Ogier relating to the legality of the issuance and sale of the ordinary shares is filed herewith as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the ordinary shares, nor shall there be any offer, solicitation or sale of the ordinary shares in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement and into each prospectus supplement filed pursuant to Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No	Description

5.1	Legal Opinion of Ogier
10.1	Sales Agreement dated January 22, 2024, by and between the Company and the Sales Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	January 22, 2024	By:	/s/ James Foster
James Foster, Chief Executive Officer